News Release
Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R3 Website: www.fording.ca

For Immediate Release

FORDING ANNOUNCES FIRST QUARTER DISTRIBUTION AND 2006 COAL YEAR PRICES

2006 Coal Market and Sales Volumes Update

CALGARY, March 20, 2006 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced a first quarter cash distribution of C$1.40 per unit.  This distribution reflects a continuation of 2005 coal year prices into the first quarter of 2006, as well as forecast coal sales volumes of approximately 5 million tonnes in the quarter.

In addition, the Trust announced that Elk Valley Coal has completed approximately 80% of its annual price negotiations with its coal customers. If the remainder of the contracts are settled on similar terms, the average coal price for the 2006 coal year beginning April 1, 2006 is forecast to be approximately U.S.$109 per tonne.  The weighted average price of 2006 calendar year coal sales is expected to be approximately U.S.$113 per tonne, up from U.S.$99 per tonne in 2005.

“We’re pleased with the 2006 coal year prices, which remain at near record levels,” said Jim Popowich, President of Fording Canadian Coal Trust. “On a less positive note, our first quarter sales volumes will be lower than forecast because of high inventory levels at our customers’ plants and some substitution of hard coking coal with lower-priced coals due to widening price differentials.  However, steel prices in many regions appear to be rising, which may be a positive development for metallurgical coal demand later in the year.  Overall, 2006 sales are expected to be between 22 and 25 million tonnes, depending on the global demand for steel.”

Coal Market and Sales Volumes Update

A number of factors, both positive and negative, are influencing the seaborne hard coking coal market. In late 2005 and early 2006, high inventory levels of coal at steel mills and reduced steel production as a result of higher steel inventories, has led to the deferral of shipments by some customers.  Elk Valley Coal is working with these customers to achieve contract sales levels.

Average coal prices in the 2006 coal year declined approximately 10% from the $122 per tonne level in the 2005 coal year. However, price differentials between hard coking coal and lower-quality metallurgical coals have widened significantly compared to historical levels, resulting in substitution by steel mills of lower-quality coals for hard coking coal.

These factors contributed to lower-than-expected sales for Elk Valley Coal in the second half of 2005 and into the first quarter of 2006. As a result, Elk Valley Coal expects sales volumes of approximately 5 million tonnes in the first quarter of 2006.

Current market conditions, along with normal variations in sales and operations, lead to a great deal of variability in Elk Valley Coal’s sales volume estimates for the 2006 calendar year. On the positive side, rising steel prices and demand, or coal production or shipment interruptions in the global supply chain, could result in sales in the range of 25 million tonnes.  On the negative side, a global oversupply of steel could result in a reduction of up to ten percent in coal shipments that could lead to sales in the 22 million tonne range. This would reflect Elk Valley Coal’s existing customer base taking lower than expected volumes in the 2006 calendar year and deferring shipments into 2007.  Where in this range sales volumes for 2006 will end up cannot be determined until the latter part of 2006.

Coal Costs Update

The higher operating costs experienced in the fourth quarter of 2005 are expected to continue throughout 2006. Elk Valley Coal’s production levels will be dependent on sales due to the current high inventory levels of coal. Should sales volumes be at the low end of the range, Elk Valley Coal would have to take steps to reduce coal production, which would impact unit cost of product sold, as fixed costs would be spread over the lower volumes.

Rail rates for transportation of coal to west-coast ports will decline slightly for the 2006 coal year, while the average rail cost on a calendar year basis for 2006 will increase as a result of lower rail prices in the first quarter of 2005.

First Quarter Cash Distribution

The Trust announced a first quarter 2006 cash distribution of C$1.40 per unit, which reflects estimated first quarter sales volumes and higher 2005 coal year prices. Future cash distributions will be dependent on sales volumes and will reflect the lower 2006 coal year prices.

The distribution will be paid on April 13, 2006 to unitholders of record on March 31, 2006. The ex-distribution date is March 29, 2006. This distribution is for the period from January 1, 2006 to March 31, 2006.

Tax Information for Cash Distributions

The information below is provided to assist unitholders in understanding the tax treatment of distributions paid by the Trust.

For unitholders resident in Canada, income distributed by the Trust will generally be treated as ordinary income from property except where the income is sourced from capital gains realized by the Trust or from dividends received by the Trust. In these cases, the Trust intends to make appropriate designations in its tax returns so that the capital gains or dividends will retain their character when distributed to unitholders and will be subject to income tax accordingly. Distributions to unitholders made in a year that are greater than the net income of the Trust for the year will not be included in unitholders’ income but will be considered a return of capital and a reduction of the cost base of the units.

Income distributed by the Trust to non-residents of Canada will be subject to Canadian withholding tax of 25% subject to reduction under the provisions of any applicable tax treaty or conventions. Canadian withholding tax is generally 15% for U.S. holders.

The Trust is taxed as a corporation for U.S. tax purposes. Accordingly, distributions by the Trust will be considered foreign-source dividend income to the extent paid out of current or accumulated earnings and profits of the Trust, determined under U.S. income tax principles. Assuming that applicable unitholder-level requirements are met, these distributions are “qualified dividends,” eligible for taxation at reduced rates under recent U.S. federal income tax legislation. Payments in excess of current or accumulated earnings and profits will be applied first to reduce the cost base of the units and then as a capital gain should the cost base of the units be reduced to zero.

The Trust will issue a statement after the close of its fiscal year (December 31) that will provide information for Canadian and U.S. resident investors about the final characterization of the 2005 Trust distributions for income tax purposes.

Unitholders should consult their own tax advisors for advice with respect to the income tax consequences based on their particular circumstances.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly owned subsidiaries, holds a 60% interest in the Elk Valley Coal Partnership and a 100% interest in NYCO, a leading producer of the industrial mineral wollastonite. Elk Valley Coal, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

Caution Regarding Forward-looking Information

This news release contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to, the Trust’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may”, and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance.

Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts, or projections will prove to be materially inaccurate. For a further discussion of the assumptions, risks and uncertainties that could affect forward-looking information, please refer to “Forward-Looking Information” contained in the section of the Trust’s website titled “Legal Terms and Conditions” at www.fording.ca as well as the discussion of the risks to which the Trust is exposed that is contained elsewhere in its publicly available disclosure documents.

The forward-looking statements contained in this news release are based, in part, upon certain assumptions made by the Trust, including, but not limited to, the following: no material disruption in production; no material variation in anticipated coal sales volumes, coals prices or cost of product sold; no material variation in the forecasted yields, strip ratios, haul distances and productivity for each mine in which the Trust has an interest; no material increases in the global supply of hard coking coal other than what is currently projected by management; weaker coking coals will not be substituted for hard coking coal; continued strength in global steel markets; no material disruption in construction or operations at minesites; no variation in availability or allocation of haul truck tires to Elk Valley Coal until late 2007; settlement of current collective bargaining disputes on terms acceptable to management and an absence of labour disputes in the forecast period; no material increase in the cost of labour; no material variations in markets and pricing of metallurgical coal other than anticipated variations; no material variation in anticipated mining, energy or transportation costs; continued availability of and no material disruption in rail service and port facilities; no material delays in the current timing for completion of ongoing projects; financing will be available on terms favourable to the Trust and Elk Valley Coal; no material variation in the operations of Elk Valley Coal customers which could impact coal purchases; no material variation in historical coal purchasing practises of customers; coal sales contracts will be entered into with new customers; delayed coal shipments in 2005 will not materially impact customer demand in 2006; existing inventories will not result in decreased sales volumes; no further moratoriums on advance tax rulings for the Canada Revenue Agency; parties execute and deliver contracts currently under negotiation; and no material variations in the current tax regulatory environment.

The Trust cautions that the list of risks and assumptions set forth above is not exhaustive.  Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Trust’s public filings with the Canadian and United States securities regulatory authorities, including its most recent management information circular, annual information form, quarterly reports, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s U.S. public filings, including the Trust’s most recent annual report of form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov. The Trust further cautions that information contained on, or accessible through, these websites is current only as of the date of such information and may by superseded by subsequent events or filings. The Trust undertakes no obligation to update publicly or otherwise revise any information, including and forward-looking information, whether as a result of new information, future events or other such factors that affect this information except as required by law.

For further information contact:

Susan J. Soprovich

Catherine Hart

Director, Investor Relations

Investor Relations Analyst

Fording Canadian Coal Trust

Fording Canadian Coal Trust

(403) 260-9834

(403) 260-9817

Email: investors@fording.ca

Website: www.fording.ca